Exhibit 99.1

Mountain Province Diamonds Announces the Appointment of Stuart Brown as Incoming President and CEO

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, May 15, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces Stuart Brown's appointment as the new President and Chief Executive Officer with effect from July 1, 2018.

Mr. Brown has over 25 years of experience in the diamond industry, where he has gained a wealth of experience across all aspects throughout the diamond pipeline from exploration, mine development and operations to the selling and marketing of diamonds. In 2006, after numerous roles within De Beers over a period of 14 years, Mr. Brown was appointed as the De Beers Group Chief Financial Officer.  He held that position for over five years, and in 2010 was appointed joint acting CEO to run De Beers' global activities in addition to his CFO duties.  Since September 2013, Mr. Brown has been the CEO of publicly-listed Firestone Diamonds Plc, a diamond producer in Lesotho.  Mr. Brown was responsible for securing the funding and building the team that delivered the successful construction and transition to production of Firestone's Liqhobong diamond mine.  Mr. Brown has an enviable track record of leading business transformation to develop lean, agile and high performing organisations. Mr. Brown holds a Bachelor of Accounting Science from the University of South Africa.

Jonathan Comerford, Mountain Province's Non Executive Chairman, commented, "We are very pleased to announce Stuart Brown as our new CEO.  The Board conducted an exhaustive search for the role, and Stuart was a stand out candidate for the depth of his background in the diamond sector.  Stuart has incredible experience in the space, having held the highest positions in De Beers.  He is also very familiar with the Gahcho Kue diamond mine and its team from his time with De Beers.  Mountain Province is building a strong team to execute our strategy of exploration and mining extension, and we are confident that Stuart's experience, both in De Beers and with Firestone, and his standing in the diamond industry will add substantial value to the Company."

Mr. Comerford continued, "On behalf of the Board, I would like to thank David Whittle for stepping in as Interim CEO last June. Over the past year, he has done a tremendous job of leading the company through a difficult period with the successful refinancing of Mountain Province's bank debt.  He also completed the acquisition of Kennady Diamonds, which added significant long term value for the Company's Shareholders.  I am delighted that David will remain on the Mountain Province Board, resuming his roles as both the Senior Non Executive Director and as Head of the Audit Committee."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/15/c8357.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 05:00e 15-MAY-18